WIPRO LIMITED

Doddakannelli

Sarjapur Road

Bangalore, Karnataka 560035

India

October 24, 2019

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E

Washington, D.C. 20549

Attn:	Brittany Ebbertt, Senior Staff Accountant
Joyce Sweeney, Senior Staff Accountant

Re:	Wipro Limited
Form 20-F for the Fiscal Year Ended March 31, 2019
Filed June 11, 2019
Form 6-K furnished July 19, 2019
File No. 001-16139

Dear Ladies and Gentlemen:

Wipro Limited (“Wipro” or the “Company”) expresses its appreciation for your review of its Annual Report on Form 20-F for the fiscal year ended March 31, 2019 and its Form 6-K for the quarter ended June 30, 2019. Wipro submits this letter in response to the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the above referenced filings dated September 26, 2019. For the Staff’s convenience, the Company has reproduced the comments from the Staff in italics and the Company’s responses thereto are set forth below.

Form 20-F filed June 11, 2019

Note 3. Significant accounting policies

IFRS 15 – Revenue from Contracts with Customers, page 133

1.

We note that your disclosure of remaining performance obligations includes contracts that can be terminated for convenience without a substantive penalty. Please describe for us your analysis of how arrangements with such termination provisions meet the criteria of a contract discussed in paragraphs 9 – 12 of IFRS 15 such that they should be included in unsatisfied performance obligations as of the end of the reporting period.

RESPONSE

As part of its disclosure relating to unsatisfied performance obligations, the Company included the value of unsatisfied performance obligations under contracts with the Company’s customers which have a fixed term and a fixed transaction price for the term of the contract. These contracts may be terminated by the customer (and not by the Company) without cause and contain enforceable termination penalties typically ranging from 20% to 5% of such contract’s annual fee, depending on the time of termination (the penalty reduces as the contract progresses), which is a reason why, historically, the Company’s customers have not terminated the contracts without cause. Therefore, the Company believes it is reasonable to include these as unsatisfied performance obligations based on guidance from the FASB-IASB Joint Transition Resource Group for Revenue Recognition (the “TRG”).

As discussed in the Staff Paper by the TRG dated November 9, 2015, Customer options for additional goods and services, Issue 2 – Customer termination rights and penalties, the FASB and IASB staff considered questions relating to how to evaluate the contract term when only the customer has the right to cancel without cause the contract and how termination penalties affect that analysis. The TRG staff considered the example below:

Contract 1:

Entity A enters into a four year service contract with Customer X with a right to cancel the contract at the end of each year. Contract 1 requires Customer X to pay an annual fee of CU 100, which is the standalone selling price for renewals after year 3. Customer X can terminate the contract prior to year four without cause but would incur a termination penalty. The penalty decreases annually throughout the contract term. Assume the penalty is substantive in each period. The following table illustrates the payments under the contract.

	Year 1	Year 2	Year 3	Year 4
Annual Fee	100	100	100	100
Termination Penalty	30	20	10	—

Cumulative fee if customer cancels in this year	130	220	310	400

The TRG staff considered whether Contract 1 in the example above should be viewed as a four-year contract or a one-year contract with three renewal options. The TRG staff concluded that Contract 1 is a four-year contract. The substantive termination penalty is evidence of enforceable rights and obligations throughout the entire contract term. The termination penalty is ignored until the contract is terminated, at which point it will be accounted for as a modification.

The Company’s contractual termination penalties reflect a similar structure as that presented in the TRG discussions above, and such substantive termination penalties under its contracts (assessed at an overall contract level at the time of inception) are evidence of the Company’s enforceable rights and obligations throughout the term of each such contract.

Therefore, the Company respectfully submits that its inclusion of such fixed price contracts that may be terminated by the customer without cause subject to varying termination penalties in its disclosure of remaining performance obligations meets the criteria of a contract discussed in paragraphs 9-12 of IFRS 15.

In response to the Staff’s comment, the Company proposes to revise its disclosure in future filings as follows:

Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes unearned revenue and amounts that will be invoiced and recognized as revenue in future periods. Applying the practical expedient, the Company has not disclosed its right to consideration from customers in an amount that corresponds directly with the value to the customer of the Company’s performance completed to date, which are contracts invoiced on time and material basis and volume based. As at March 31, XXXX, the aggregate amount of transaction price allocated to remaining performance obligations, other than those meeting the exclusion criteria above, was Rs. YYYY of which approximately ZZ% is expected to be recognized as revenues within two years, and the remainder thereafter. This includes contracts, with a substantive enforceable termination penalty if the contract is terminated without cause by the customer, based on an overall assessment of the contract carried out at the time of inception. Historically, customers have not terminated contracts without cause.

Form 6-K furnished July 19, 2019

Exhibit 99.2

2.

We note your presentation of the non-GAAP measure Free Cash flow as a percentage of Net Income, but you do not include a reconciliation to the directly comparable financial GAAP measure calculated and presented in accordance with IFRS. When presenting non-GAAP financial measures please provide a reconciliation of such measures to the comparable GAAP measure as required by Regulation G.

RESPONSE

The Company respectfully acknowledges the Staff’s note. The Company is aware of the requirements of Regulation G and advises the Staff that in its future presentations, the Company will include reconciliation of the non-GAAP measure Free Cash flow as a percentage of Net Income to the directly comparable financial GAAP measure calculated and presented in accordance with IFRS.

The Company included the below disclosure on reconciliation in its Form 6-K filed on October 17, 2019 for the quarter ended September 30, 2019 in the investor presentation included as Item 99.2:

Reconciliation of Free Cash flow for three months and six months ended September 30, 2019

Reconciliation of Free cash flow

Wipro Ltd and Subsidiaries (Amount in INR Crores)

	Three months ended September 30, 2019	Six months ended September 30, 2019
Profit for the period [A]	2,553	4,940
Computation of Free cash flow
Net cash generated from operating activities	2,726	5,609
Add/(deduct) cash inflow/(outflow) on:
Purchase of Property, plant and equipment	(583)	(1,129)
Proceeds from sale of Property, plant and equipment	3	33

Free cash flow [B]	2,145	4,513

Free cash flow as a percentage of New Income [B/A]	84.0%	91.3%

*****

In connection with the Company’s responses to the Staff’s comments on its filings, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Wipro believes that the foregoing fairly responds to the Staff comment letter. Wipro is prepared to provide any additional information required by the Staff in connection with its review. Wipro respectfully requests an opportunity to discuss this response letter further with the Staff if, following its review of this information, the Staff does not concur with its views. Thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact the undersigned at +91-80-2844-0055 or the Company’s counsel, Raj S. Judge, at Wilson Sonsini Goodrich & Rosati, P.C., at 650-320-4688.

Yours sincerely,

Wipro Limited

/s/ Jatin Pravinchandra Dalal

Jatin Pravinchandra Dalal

Chief Financial Officer and Sr. Vice President

Cc: Raj S. Judge, Esq.